Exhibit 99.65

NEWS RELEASE TSX – HBM 2009 – NO. 6

OSC SETS ASIDE TSX DECISION

Toronto, Ontario, January 23, 2009 – HudBay Minerals Inc. (“HudBay”) (TSX: HBM) today announced the Ontario Securities Commission (the “OSC”) has set aside the Toronto Stock Exchange’s (the “TSX”) December 10, 2008 decision granting conditional approval for the listing of the HudBay shares to be issued as consideration in connection with the acquisition by HudBay of all of the issued and outstanding shares of Lundin Mining Corporation (TSX: LUN; OMX: LUMI; NYSE: LMC) (“Lundin”) pursuant to an arrangement under the Canada Business Corporations Act.

The OSC determined in its decision that HudBay shareholder approval of the acquisition of Lundin by HudBay is required as a condition to the listing of the additional common shares of HudBay, and has prohibited HudBay from issuing any securities in connection with the acquisition without HudBay having first obtained the approval of a simple majority of the votes cast by HudBay shareholders entitled to vote at a duly convened special meeting of its shareholders.

HudBay is reviewing the OSC decision with its legal advisors.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-T)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

HudBay Minerals Inc.	Suite 2501 – 1 Adelaide Street East Toronto, Ontario M5C 2V9 Tel: 416-362-0615 www.hudbayminerals.com